FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2018

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100 – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

Item
1.	Material Fact dated December 21, 2018 for Cosan S.A.

*This Form 6-K is incorporated by reference in the Offer to Purchase dated November 30, 2018 (as amended on December 13, 2018) filed with the SEC.

COSAN S.A.

Corporate Taxpayer ID (CNPJ/MF): 50.746.577/0001-15

Company Registry (NIRE): 35.300.177.045

Publicly Held Company

CVM 19836

MATERIAL FACT

COSAN S.A. (B3: CSAN3) ("Cosan" or "Company"), in compliance with provisions of Instruction issued by the Brazilian Securities and Exchange Commission (“CVM”) No. 358 of January 3, 2002, informs the market in general that, on this date, it has entered into an Investment Agreement with affiliates of CVC Fund VII (“Investor”), through which the Investor will make a primary capital increase into Cosan Lubes Investments Limited (“Moove”), a subsidiary of the Company with its registered office in England. The total amount of the capital increase will be up to R$562 million, through the issuance of new common shares representing approximately 30% (thirty percent) of Moove's capital, subject to customary working capital and net debt adjustments (“Transaction”), implying a total EV of R$1,980 million. Of the total capital increase, Moove will receive R$434 million on the closing of the Transaction and up to R$128 million until 2021 if certain targets defined in the Investment Agreement are met, without any change in the respective ownership interests.

Moove produces and distributes mainly Mobil-branded lubricants, and has a relevant presence in Brazil, as well as operations in other countries in South America and Europe. The association with a strategic partner will allow the expansion of Moove’s lubricants business in addition to optimizing its capital structure.

The Transaction will be subject to prevailing market conditions including applicable regulatory and competition approvals.

São Paulo, December 21 of 2018

Marcelo Eduardo Martins

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	December 21, 2018	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial and Investor Relations Officer